UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2020

Commission File Number:  001-39251

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Registrant)

Luis Enrique Williams 549

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On March 4, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder. On March 25, 2020, the order was modified and superseded by a new SEC order (Release No. 34-88465), which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak (the “SEC Order”). The SEC Order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such registrant, is exempt from any requirement to file or furnish materials with the Commission under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, if certain conditions are satisfied.

Betterware de México, S.A.P.I. de C.V. (the “Company”) will be relying on the SEC Order to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to the circumstances related to COVID-19. In particular, COVID-19 has caused severe disruptions in travel and transportation and limited access to the Company’s facilities resulting in limited support from its staff. This has, in turn, delayed the Company’s ability to complete our audit and prepare the Report. Notwithstanding the foregoing, the Company expects to file the Report no later than June 14, 2020 (which is 45 days from the Report’s original filing deadline of April 30, 2020).

In light of the current COVID-19 pandemic, the Company will be including in the Report a risk factor in substantially similar terms as the following:

“The recent COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on retail industry and in our results of operation.

In late December 2019, a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel COVID-19 virus (nCoV) was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. The ongoing COVID-19 has resulted in several cities be placed under quarantine, increased travel restrictions from and to several countries, such as the U.S., China, Italy and Spain which had forced airlines to cancel flights and extended shutdowns of certain businesses in certain regions.

The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as a preventive measure may lead to our consumers being unable to complete purchases or other activities. Furthermore, its impact on the global and local economies may also adversely impact consumer discretionary spending. As of the date of this annual report, COVID-19 virus has disrupted operations of certain of our distributors and suppliers and increased costs to the retail industry.

Given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. However, COVID-19 virus is having and will likely continue to have, for so long as the health crisis and the virus impact continue, a negative impact on retailers and in our results of operation.”

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts for future events, including, without limitation, our future financial or business performance or strategies, results of operations or financial condition. These statements may be preceded by, followed by or include the words “may,” “might,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to us as of the date they were made and involve a number of risks and uncertainties which may cause them to turn out to be wrong. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, including the unprecedented impact of COVID-19 pandemic on our business, employees, consultants, service providers, stockholders, investors and other stakeholders, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

By:	/s/ Luis Campos
Name:	Luis Campos
Title:	Board Chairman

Date: April 23, 2020